Contact

www.linkedin.com/in/james-wilks-033b1538 (LinkedIn)

Top Skills

MMA

Martial Arts

Social Media

Certifications

Fundamentals of Human Nutrition

James Wilks

CEO & Founder: F#TA | Co-Founder: Game Changers Institute | Producer: The Game Changers Documentary

United States

Experience

F#TA

Founder & CEO

June 2023 - Present (3 months)

F#TA™ is a first-of-its-kind plant-based sports and active nutrition brand designed to optimize athletic performance, health and environmental sustainability.

Game Changers Institute

Co-Founder

March 2021 - Present (2 years 6 months)

www.gamechangersinstitute.com

The Game Changers Institute (GCI) is an inclusive research, educational and advocacy platform that promotes plant-forward nutrition in order to help improve personal performance, advance public health, support social justice and protect the environment. GCI also serves as a science-based nexus for organizations, institutions, foundations and other stakeholders aligned with this mission.

Game Changers Foundation, a 501(c)(3) organization

President

January 2020 - Present (3 years 8 months)

Self-employed

Combatives Instructor

January 2001 - Present (22 years 8 months)

Worldwide

The Game Changers

Producer/Narrator

April 2012 - December 2019 (7 years 9 months)

www.gamechangersmovie.com

Directed by Oscar®-winning documentary filmmaker Louie Psihoyos and executive produced by James Cameron, Arnold Schwarzenegger, Jackie Chan, Lewis Hamilton, Novak Djokovic, and Chris Paul, The Game Changers tells the story of James Wilks — elite Special Forces trainer and The Ultimate Fighter winner — as he travels the world on a quest to uncover the optimal diet for human performance.

Showcasing elite athletes, special ops soldiers, visionary scientists, cultural icons, and everyday heroes, what James discovers permanently changes his understanding of food and his definition of true strength.

Ultimate Fighting Championship
Professional Fighter
June 2009 - January 2012 (2 years 8 months)
Worldwide

Welterweight contender in the world's premier mixed martial arts organization.

The Ultimate Fighter
Winner
January 2009 - June 2009 (6 months)

The Ultimate Fighter is an American reality television series and mixed martial arts (MMA) competition produced by the Ultimate Fighting Championship (UFC). The show features professional MMA fighters living together in Las Vegas, Nevada, and follows them as they train and compete against each other for a prized six-figure contract with the UFC.

Education

Bournemouth University
Bachelor of Science (BSc), Land Based Enterprise · (1996 - 2000)

Uppingham School
A Levels · (1991 - 1996)